BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with item XXXIII of article 30 of Instruction CVM No. 480/2009, informs its shareholders and the market in general of the following related party transaction (“Transaction”):

Related Party Names	BRF Foods GmbH and Marfrig Global Foods S.A. (“Marfrig”)
Relationship with the Company

Pursuant to item 4.1.2(iv) of the Related Party Transactions Policy of BRF (“Policy”), the existence of significant influence of an entity is presumed when it “holds 20% (twenty percent) or more shares or quotas with voting rights of the investee”.

Considering that Marfrig currently holds approximately 31.66% (thirty-one and sixty-six hundredth percent) of the common shares issued by BRF, the provisions of the mentioned item 4.1.2(iv) of the Policy are applicable.

Date of the Transaction	November 22, 2021.
Transaction Value	Approximately USD14,000,000.00 (fourteen million United States dollars).
Scope of the Agreement	Amendment to extend the supply of raw material (beef) to the BRF facility situated in Abu Dhabi for another period.
Main Terms and Conditions	Term: August 18, 2022. Pricing: market price negotiated quarterly. Exclusivity: not applicable. Estimated Volume: 3,400 (three thousand and four hundred) tons, without minimum volume clause.

Explanations why the Company's management considers that the Transaction fulfilled the commutative conditions or provides for adequate compensatory payment

The Company's management considers that the Transaction fulfilled the commutative conditions and that it provides for adequate compensatory payment, as its terms and conditions were:

(i) analyzed and validated by several areas of the Company, including from a commercial, technical and legal perspective;

(ii) subject of a technical note approved by the Compliance and Legal Departments;

(iii) previously approved by the Company's Audit and Integrity Committee and Financial Risk Management Committee, pursuant to item 4.3.1 (iv) of the Policy, having been considered consistent with the best market practices for operations of same nature or similar nature to the Transaction and in accordance with the Company's interests; and

(iv) approved, in general terms, by the Board of Directors.

Potential participation of the counterparty, its partners, or managers in the decision process of the Company regarding the Transaction or the negotiation of the Transaction as representatives of the Company, describing such participation

Although Marfrig is considered a “related party” in view of the fact that it holds more than 20% (twenty percent) of the common shares issued by BRF, it currently does not exercise effective influence over the Company. In this regard, in the communications sent to the Company and disclosed to the market by means of the Announcements to Market dated as of May 25, 2021 and June 03, 2021, Marfrig expressly stated that “the acquisition of the interest [in the Company] reflects the intended interest so far and clarifies that does not intend to: (a) elect members for the management of the Company; (b) exercise influence over the Company's activities; and (c) promote changes in the control or administrative structure of the Company”.

Thus, there was no participation of Marfrig, its managers and/or its shareholders in the decision-making process by BRF regarding the Transaction, nor did such persons participate in the negotiation of the Transaction as representatives of BRF; consequently, such Transaction was carried out between independent parties.

São Paulo, November 25, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer